SECURI 12005600 SION

SECURITIES AND EXCHANGE COMMISSION
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SEC FILE NUMBER
8- 31206

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2010 (MM/DD/YY) AND ENDING 06/30/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wunderlich Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6000 Poplar Avenue, Suite 150
(No. and Street)

Memphis (City) TN (State) 38119 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert J. Corne, Chief Financial Officer – Wunderlich Securities, Inc. (901) 251-1369
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name - *if individual, state last, first, middle name*)

6410 Poplar Avenue, Suite 500 (Address) Memphis (City) TN (State) 38119 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert J. Corne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wunderlich Securities, Inc., as of **June 30, 2011**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer
Title

Notary Public
MY COMMISSION EXPIRES:
October 12, 2011

ELIZABETH H. WARE
STATE OF TENNESSEE NOTARY PUBLIC
SHELBY COUNTY

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS

Wunderlich Securities, Inc.
(A wholly owned subsidiary of Wunderlich Investment Company, Inc.)
Year Ended June 30, 2011
With Report of Independent Auditors

Ernst & Young LLP

ERNST & YOUNG

Wunderlich Securities, Inc.
(A wholly owned subsidiary of Wunderlich Investment Company, Inc.)

Financial Statements

Year Ended June 30, 2011

Contents

1107-1276559

Ernst & Young LLP
International Place, Tower 2
Suite 500
6410 Poplar Avenue
Memphis, TN 38119
Tel: +1 901 526 1000
www.ey.com

Report of Independent Auditors

The Board of Directors
Wunderlich Securities, Inc.

We have audited the accompanying statement of financial condition of Wunderlich Securities, Inc. (the Company), a wholly owned subsidiary of Wunderlich Investment Company, Inc. as of June 30, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.

Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Wunderlich Securities, Inc. as of June 31, 2011, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

August 26, 2011

Wunderlich Securities, Inc.
(A wholly owned subsidiary of Wunderlich Investment Company, Inc.)

Statement of Financial Condition

June 30, 2011

Assets	
Cash and cash equivalents	$ 3,525,682
Cash segregated under federal and other regulations	24,930
Securities owned, at estimated fair value	93,909,036
Securities purchased under agreement to Resell	1,680,979
Receivable from clearing organizations	22,310,148
Prepaid expenses	1,412,194
Deferred expenses	9,592,368
Property and equipment, net of accumulated depreciation	3,278,260
Intangible assets, net of accumulated amortization	216,433
Other assets	3,676,685
Prepaid federal and state taxes	49,219
Deferred taxes	270,078
Total assets	$ 139,946,012
Liabilities and stockholders' equity	
Liabilities:	
Accounts payable and accrued expenses	2,395,915
Accrued compensation	8,627,246
Payable to affiliate	741,778
Securities sold, not yet purchased, at market value	99,698,947
Notes payable to clearing organization	2,350,000
Deferred taxes	979,009
Total liabilities	114,792,895
Stockholders' equity:	
Preferred stock, 9% noncumulative, $40 par value; 7,500 shares authorized, issued, and outstanding	300,000
Common stock, $1 par value; 66,500 shares authorized, 65,362 shares issued and outstanding at June 30, 2011	65,362
Additional paid-in capital	24,747,431
Retained earnings	40,324
Total stockholders' equity	25,153,117
Total liabilities and stockholders' equity	$ 139,946,012

See accompanying notes.

Wunderlich Securities, Inc.
(A wholly owned subsidiary of Wunderlich Investment Company, Inc.)

Notes to Financial Statements

June 30, 2011

1. Summary of Significant Accounting Policies

Organization and Nature of Operations

Wunderlich Securities, Inc. (the Company) is a fully disclosed broker-dealer of investment securities. The Company is a full service brokerage firm, and has 24 branch offices in 14 states. Since the Company is a fully disclosed broker-dealer, substantially all of its transactions are cleared through a clearing firm. The Company is a wholly owned subsidiary of Wunderlich Investment Company, Inc (WIC).

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1(a)(1)), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2011, the Company had net capital of $12,184,640, which was $11,255,652 in excess of its required net capital of $928,988. The Company's net capital ratio was 1.14 to 1.

Clearing Arrangement

All customer accounts, other than certain mutual funds and annuities, are carried with First Clearing, LLC (First Clearing), a member of the New York Stock Exchange, Ridge Clearing and Outsourcing (Ridge – through October 2010), a member of the New York Stock Exchange, National Financial Services LLC (NFS), a member of the New York Stock Exchange, and MF Global, Inc. (MF Global), a member of the Chicago Board Options Exchange. The Company's commissions are collected by First Clearing, Ridge (through October 2010), NFS and MF Global as the Company's clearing firms. The clearing firms remit the commissions, net of clearing charges, to the Company at least monthly.

Customer Transactions

The Company does not hold any securities in safekeeping for its clients.

1. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company maintains cash balances at several banks. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a trade date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, with unrealized gains and losses included in operations.

Deposits With Clearing Organization

The Company maintains a margin account with First Clearing, NFS and MF Global. Depending on the Company's cash needs or the amount of securities inventory at the time, these accounts may represent excess cash on deposit or a margin loan payable.

Included in receivable from clearing organizations are clearing deposit accounts that the clearing companies require the Company to maintain with certain minimum balance in cash or cash equivalents. The deposits are maintained in separate interest bearing accounts. At June 30, 2011 the balance in the clearing deposit account at First Clearing amounted to $114,929. At June 30, 2011 the balances in the clearing deposit account at Ridge amounted to $0. At June 30, 2011 the balance in the clearing deposit account at NFS amounted to $500,000. At June 30, 2011 the balance in the clearing deposit account at MF Global amounted to $500,000.

1. Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment are recorded at cost. Depreciation expense is calculated using the straight-line method over the estimated useful lives of the assets, which range from three to seven years.

Income Taxes

The Company is included in the consolidated federal income tax return of Wunderlich Investment Company, Inc. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from Wunderlich Investment Company, Inc.

The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company's deferred taxes primarily result from timing differences in the recognition of depreciation and net operating loss carry-forwards for financial reporting and tax reporting purposes.

The Company accounts for uncertain tax positions in accordance with the provisions of *Accounting for Uncertainty in Income Taxes* (ASC 740), which provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken by the Company to determine whether the tax positions are "more likely-than-not" of being sustained by the applicable tax authority upon examination. Tax positions not deemed to meet a "more likely-than-not" threshold would be recorded as tax expense, inclusive of interest and penalties, if any, on the statements of operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. Summary of Significant Accounting Policies (continued)

Reverse Repurchase Agreements and Repurchase Agreements

Securities purchased under agreements to resell (reverse repurchase agreements) and securities sold under agreements to repurchase (repurchase agreements) generally are collateralized by security interests in all of the purchased securities of each transaction and are carried at the amounts at which the securities will be subsequently resold or repurchased. Interest is accrued on repurchase or resale contract amounts and is included in other assets or other liabilities on the statement of financial condition. Repurchase and reverse repurchase transactions are presented on a net-by-counterparty basis when the requirements of ASC 210-20, *Offsetting*, are satisfied.

Recently Adopted Application of Accounting Standards

On January 21, 2010, the FASB issued Accounting Standards Update No. 2010-06, *Improving Disclosures about Fair Value Measurements*. ASU 2010-06 amended FASB Accounting Standards Codification Topic 820, *Fair Value Measurements and Disclosures*, to require additional disclosures regarding fair value measurements. The amended guidance requires entities to disclose additional information regarding assets and liabilities that are transferred between levels of the fair value hierarchy. Entities are also required to disclose information in the Level 3 rollforward about purchases, sales, issuances and settlements on a gross basis. In addition to these new disclosure requirements, ASU 2010-06 also amends Topic 820 to further clarify existing guidance pertaining to the level of disaggregation at which fair value disclosures should be made and the requirements to disclose information about the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. The Company adopted the guidance in ASU 2010-06 on July 1, 2010, and the adoption did not have material impact on the financial statements.

In May 2011, the FASB issued Accounting Standards Update No. 2011-04, *Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs*. ASU 2011-04 amends FASB Accounting Standards Codification Topic 820, *Fair Value Measurements and Disclosures*, and results in common fair value measurement and disclosure requirements under U.S. GAAP and IFRSs. The amended guidance is effective for annual periods beginning after December 15, 2011, and will be effective for the Company on July 1, 2012. The Company is currently evaluating the impact of the guidance to the financial statements.

2. Fair Value Measurement

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1: inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the company has the Company has the ability to access.

- Level 2: inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3: are unobservable inputs for the asset or liability and rely on management's own assumption about the assumptions that market participants would use in pricing the asset or liability. (The observable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

As classified in the hierarchy defined in ASC 820, all investments held by the Company would be considered Level 1, as their fair market values are determined using unadjusted quoted prices for identical assets in active markets accessible at the measurement date.

Securities owned are carried at estimated fair value and consists of the following as of June 30, 2011:

U.S. governmental obligations	$ 91,809,204
State and local government obligations	780,243
Corporate stock	1,319,589
	$ 93,909,036

2. Fair Value Measurement (continued)

Securities sold, not yet purchased are carried at estimated fair value and consists of the following as of June 30:

U.S. governmental obligations	$ 99,612,040
State and local government obligations	43,284
Corporate stock	43,623
	$ 99,698,947

3. Property and Equipment

Property and equipment and the related accumulated depreciation consist of the following at June 30, 2011:

Office furniture and equipment	$ 5,512,930
Leasehold improvements	738,695
	6,251,625
Less accumulated depreciation	(2,973,365)
	$ 3,278,260

4. Deferred Expenses

Wunderlich Securities, Inc. has entered into employment agreements with certain employees. Wunderlich Securities, Inc. advanced amounts to the employees in return for the employees' commitment to be employed for a specified period. The agreements call for Wunderlich Securities, Inc. to forgive these advances over the respective employment periods which range from 30 to 72 months.

5. Related-Party Transactions

The Company has receivables from (payables to) related companies of the following as of June 30, 2011:

Wunderlich Investment Company, Inc.	$ (743,131)
Wunderlich Capital Markets, Inc.	9,249
Paragon Investor Relations	(7,896)
	$ (741,778)

6. Intangible Assets

Intangible assets at June 30, 2011, consisted of the following:

	Asset Life (Years)	Cost	Accumulated Amortization	Net Carrying Value
Amortizable intangible assets:				
Employee agreements	3 to 5	$ 126,600	$ (126,600)	$ –
Representative relationships	7	628,100	(454,167)	173,933
		754,700	(580,767)	173,933
Non-amortizable intangible assets:				
Trade name		42,500	–	42,500
		$ 797,200	$ (580,767)	$ 216,433

7. Income Taxes

The tax effects of the temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at June 30, 2011, are as follows:

Deferred tax assets related to:	
Net operating loss carryforwards:	
Federal	$ –
State	9,631
Intangible assets, net:	
Federal	114,915
State	13,183
Legal reserves:	
Federal	17,000
State	228
Other items:	
Federal	110,341
State	4,780
	270,078
Deferred tax liabilities related to:	
Property and equipment, net:	
Federal	952,862
State	26,147
	979,009
Valuation allowance	–
Net deferred tax liability	$ (708,931)

In accordance with ASC 740, due to the Company's cumulative loss position, management has recorded a valuation allowance for the total amount of its net deferred tax asset.

As of June 30, 2011, the Company had net operating loss carryforwards for state tax purposes. The state net operating loss carryforwards amounted to $718,697 and expire June 30, 2024.

The Company has reviewed its tax positions and has concluded that no provision for uncertain income tax positions is required in the financial statements.

8. Commitments and Contingencies

At June 30, 2011, the Company was obligated under various leases for office space and equipment. The future minimum lease payments as of June 30 are as follows:

2012	$ 3,253,925
2013	2,574,715
2014	2,075,341
2015	1,252,922
Thereafter	1,093,498
	$ 10,250,401

As part of its building leases, the Company obtained a letter of credit from a bank in the amount of $173,000 for its Chicago building lease and $187,374 and $72,270 for its New York City building leases.

9. Notes Payable

The Company has a subordinated note payable to a clearing organization in the amount of $200,000. The note requires interest annually at the prime rate plus .25%, currently 3.5%. The principal, plus accrued interest on the loan, is due on August 30, 2011.

The Company has a subordinated note payable to a clearing organization in the amount of $150,000. The note requires interest annually at the prime rate plus .25%, currently 3.5%. The principal, plus accrued interest on the loan, is due on May 31, 2012.

The Company has a subordinated note payable to a clearing organization in the amount of $2,000,000. The loan requires interest annually at the rate of 4.5%. The principal on the loan will be repaid with a payment of $1,081,500 on October 29, 2011, and with monthly payments of $83,500 due November 2011 through September 2012. Accrued interest is due on October 29, 2012.

At June 30, 2011, future maturities of long-term debt are as follows:

2012	$ 2,099,500
2013	250,500
	$ 2,350,000

10. Reverse Repurchase and Repurchase Agreements

The Company enters into repurchase agreements with the obligation to repurchase the securities sold reflected as a liability in the Statement of Financial Condition. These agreements carry risks of changes in fair value similar to securities held in the Company's inventory. The Company also enters into reverse repurchase agreements. The amounts advanced under these agreements represent short-term loans and are reflected as a receivable in the Statement of Financial Condition. Securities purchased under agreements to resell are held in safekeeping in the Company's name. Should the market value of the underlying securities decrease below the amount recorded, the counterparty is required to place an equivalent amount of additional securities in safekeeping in the name of the Company.

The Company minimizes credit risk associated with these activities by monitoring credit exposure and collateral values on a daily basis and may require additional collateral to be deposited or returned when deemed appropriate. At June 30, 2011, the Company had one counterparty, MF Global, with which $92,360,416 of reverse repurchase agreements and $90,679,437 of repurchase agreements were outstanding. The amounts have been reported net on the Statement of Financial Condition in accordance with ASC 210-20. All repurchase and reverse repurchase agreements have maturities of less than 30 days.

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Ernst & Young refers to the global organization of member firms of Ernst & Young Global Limited, each of which is a separate legal entity. Ernst & Young Global Limited, a UK company limited by guarantee, does not provide services to clients. This Report has been prepared by Ernst & Young LLP, a client serving member firm located in the United States.

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International Place, Tower 2
Suite 500
6410 Poplar Avenue
Memphis, TN 38119
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Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of Wunderlich Securities, Inc.

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Wunderlich Securities, Inc. (Wunderlich), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating Wunderlich's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2011. Wunderlich's management is responsible for Wunderlich's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries recorded in the general ledger.

   There were no findings.

2. Compared the amounts reported on the audited Form X – 17A – 5 for the year ended June 30, 2011 with the amounts reported in Form SIPC-7T for the year ended June 30, 2011.

   There were no findings.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   There were no findings.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   There were no findings.

ERNST & YOUNG

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2011. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

August 26, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended June 30, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

031206 FINRA JUN

WUNDERLICH SECURITIES, INC.
6000 POPLAR AVENUE, SUITE 150
MEMPHIS, TN 38119-3971

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

ROBERT CORNE - 901.251.1369

2. A. General Assessment (item 2e from page 2)		$ 223,277.13
B. Less payment made with SIPC-6 filed (exclude interest) January 28, 2011 Date Paid		(97,833.00)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		125,444.13
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 125,444.13
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 125,444.13	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

WUNDERLICH SECURITIES, INC.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 22nd day of AUGUST, 20 11.

CHIEF FINANCIAL OFFICER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning JULY 1, 20 10 and ending JUNE 30, 20 11
Eliminate cents

Item No.		Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 104,977,602.00
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		8,977,725.46
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		3,883,550.37
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		2,690,471.65
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 115,002.00	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$	
Enter the greater of line (i) or (ii)		115,002.00
Total deductions		15,666,749.48
2d. SIPC Net Operating Revenues		$ 89,310,852.52
2e. General Assessment @ .0025		$ 223,277.13

(to page 1, line 2.A.)